Mail Stop 0510

August 5, 2004

via U.S. mail and facsimile

Maarten Hemsley
Chief Financial Officer
2751 Centerville Road, Suite 3131
Wilmington, Delaware 19803

	RE:	Sterling Construction Company, Inc.
		Form 10- K for the fiscal year ended December 31, 2004
		Filed March 29, 2005
		File No. 1-31993

Dear Mr. Hemsley:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should amend your filing and revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Form 10-K for the year ended December 31, 2004


Management`s Discussion and Analysis, page 10

Cash Flows, page 15
1. When preparing the discussion and analysis of operating cash flows please address material changes in the underlying drivers rather than merely describe items identified on the face of the statement of cash flows. Specifically, we note you identify several increases and decreases in particular balance sheet accounts, which is information that is readily obtainable by the reader, however, you do not provide an analysis of these changes or the positive or negative impact on future cash flows. Refer to SEC Release 33-8350 for guidance.
2. Address why cost and estimated earnings in excess of billings increased 359% from 2003 to 2004 and why billings in excess of cost and estimated earnings decreased 54% from 2003 to 2004.

Contractual Obligations, page 11
3. Include interest payments and firm purchase obligations as part of your tabular disclosure. See Item 303 (a) (5) of Regulation S-K and footnote 46 to Release 33-8350 "Interpretation: Commission
Guidance
Regarding Management`s Discussion and Analysis of Financial
Condition
and Results of Operations.

Results of Operations, pages 16 -18
4. We note you have presented the non-GAAP measure, EBITDA.
Revise
to provide all the disclosures required by Item 10(e) of Regulation
S-K and Question 8 to our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Address this comment as it relates to your Form 8-K dated May 12, 2005 announcing your first quarter earnings.
5. Provide a comprehensive discussion of your interest expense and income taxes as these amounts have materially changed from period to period and have had a material impact on your income before income taxes and net income for each period presented.

Note 4 - Investment in Affiliated Company ("Sterling
Transaction"),
page 33
6. We note that as part of the Sterling Transaction, you granted the
Selling Shareholders a "Put" option for the remaining 19.9% of SHH stock owned by them, pursuant to which they had the right to sell the remaining SHH shares to the Company at a date of their choosing between July 2004 and July 2005 at a minimum purchase price of $105 per SHH share. We also note that effective July 19, 2004, the Selling Shareholders exercised their put. Expand your disclosures to provide the following additional information.

* Clarify how you determined the appropriate date at which to value your common stock issued in connection with the exercise of the Put.
Refer to EITF 99-12. In this regard, clarify what you mean by "at an agreed value of $4.00 per share".
* You indicate that the final settlement of the Put transaction resulted in an increase of approximately $5.1 million to the Company`s reported amount of goodwill related to SHH. Clarify why you had no adjustments to the fair value of the underlying assets and liabilities of SHH to the extent of the additional ownership acquired
(20%) separate from goodwill in accordance with SFAS141. Disclose your purchase price allocation to help clarify your accounting.
* Clarify how the fair value of the Put was determined as of March 31, 2004 and June 31, 2004. It is unclear to us, given the likelihood the Put would be exercised in 2004, why there was not an increase in fair value prior to the July 19, 2004 exercise date.

Provide us with the authoritative literature you relied on to account for this transaction.

Note 5 - Line of Credit and Long-Term Obligations - Subordinated
Zero
Coupon Notes, page 36
7. Disclose the amount of interest forgiven on your subordinated zero coupon notes and where such forgiveness is reflected within your financial statements. Also clarify why the accretion of the discount on these notes is not reflected as an adjustment to reconcile income from operations to net cash provided by operating activities within your Consolidated Statements of Cash Flows for the periods the zero coupon notes were outstanding.

Note 6 - Financial Instruments, page 39
8. Clarify what you mean by the statement, "The Company`s other debt is subordinate to the SHH Revolver, thus the carrying value of 12% approximates its fair value." Also identify the other debt in which you are referring to.






Note 15 - Self- Insurance, page 46
9. We assume your policy to accrue the estimated liability for employee health claims includes an estimate for incurred but not reported claims. Clarify your policy in future filings or tell us how your policy is appropriate.

Note 15 - Litigation, page 47
10. We note that you have assessed the materiality of the Ames preference claim with reference to the overall financial condition of the Company. Expand your assessment of materiality with reference to your results of operations and liquidity.

Item 9(A) - Controls and Procedures, page 50
11. We note your statement that the chief executive officer and chief financial officer have concluded that the company`s disclosure controls and procedures are effective "except as discussed below." Given the exception noted, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures.

For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective. You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective except to the extent they are not effective.

12. Please address the above comment as it relates to your Form
10-Q
for the quarter ended March 31, 2005.


*    *    *    *


      As appropriate, please amend your December 31, 2004 Form 10-
K
and March 31, 2005 Form 10-Q and respond to these comments within
10
business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

  In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, Jeanne Baker at (202) 551-3691, or me at
(202) 551-3255 if you have questions regarding comments on the financial statements and related matters.


Sincerely,



								Nili Shah
								Branch Chief


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Mr. Hemsley
Sterling Construction Company, Inc.
August 5, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE